Filed by Capstone Dental Pubco, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Check-Cap Ltd.
(Commission File No.: 001-36848)
Keystone Dental Holdings, Inc.

Date: November 28, 2023

Keystone Dental Reports Third Quarter 2023 Financial Results
and Provides a Corporate Update

Q3 revenue increased 18.9% year-over-year to $16.8M, including $11.9M from the U.S.

Check-Cap shareholders to vote on proposed Business Combination Agreement with Keystone Dental at Annual
General Meeting on Monday, December 18th, 2023

Irvine, CA, November 28, 2023 - Keystone Dental Holdings (“Keystone Dental” or the “Company”), a pioneer in dental implant technology, announced today financial results and provided a corporate update for the third quarter and nine months ended September 30, 2023.

“We are pleased by the increased revenue growth over the first few quarters of 2023. This growth coincides with the exciting expansion of our portfolio of products and services over the past year. This momentum is expected to continue to build with the recent launch of several groundbreaking new products, including the GENESIS ACTIVE™ Implant System and Nexus Connect,” commented Melker Nilsson, CEO of Keystone Dental.

Recent Financial Results and Business Highlights

•
Sustained Revenue Growth – Total third quarter 2023 revenue increased 18.9% to $16.8 million compared to the same period in 2022, which was driven by increased sales of dental implants and Osteon product groups. Total revenue for the nine months ended September 30, 2023 increased 12.7% to $50.2 million compared to the same period in 2022. Revenue generated in the U.S. totaled $11.9 million in the third quarter of 2023 and $35.9 million for the nine months ended September 30, 2023.

•
GENESIS ACTIVE™ Implant System Commercial Launch – Keystone Dental announced the commercial launch of GENESIS ACTIVE™ Implant System, a state-of-the-art surgical and prosthetic solution that is expected to transform how dental professionals approach implant placement and restoration. The system contains an innovative restorative portfolio of dental implant technologies in one system that enables dental professionals to deliver implant treatments with greater efficiency.

•
Nexus Connect Market Launch – Keystone Dental announced market launch of Nexus Connect, a unique software solution that utilizes proprietary technology and a machine-learning model to analyze implant scans performed with an intraoral scanner. The Nexus Connect employs proprietary 3D computer vision algorithms and geometric processing to detect Nexus Scan Gauges, segment them from tissue, and calculate their positions to ensure the captured data can proceed to prosthetic design. The analysis mechanism is a mathematical regression model based on thousands of completed real-world cases enabling immediate scan data results at the source of capture.

•
Patent for Nexus IOS Solution – Keystone Dental announced that the United States Patent and Trademark Office (USPTO) has granted Osteon Medical, a subsidiary of Keystone Dental, a patent for the innovative Nexus IOS solution. The Nexus iOS Scan Gauge technology allows implant dentists to perform direct full-arch implant scans using an Intraoral Scanner with predictable and passive fitting prosthetic outcomes. This technology replaces the traditionally manual impression-taking process through a faster, cost-effective, and accessible workflow.

•
Appointed Industry Veteran to Lead Osteon Medical Subsidiary – Appointed Greg Minzenmayer as Vice President & Global General Manager for Osteon Medical, a leading digital dentistry technology company acquired by Keystone Dental in 2021.

Propose Business Combination Agreement with Check-Cap

•
In August 2023, Keystone Dental and Check-Cap announced entering into a definitive Business Combination Agreement (the "Business Combination Agreement") under which the stockholders of Keystone Dental will become the majority holders of the combined company. If completed, the business combination will create a public company headquartered in Irvine, CA and focused on advancing commercial execution and market development of Keystone Dental’s comprehensive portfolio of implants, full arch restorations, and other tooth replacement solutions, in addition to biomaterial and digital dentistry capabilities. Upon closing of the transaction, the combined company will trade on the NASDAQ under the symbol “KSD.” The executive team of Keystone Dental will serve as the executive team of the combined company, led by Melker Nilsson, Keystone’s Chief Executive Officer.

Check-Cap has scheduled an Annual General Meeting of Shareholders (the “Meeting”) to be held on Monday, December 18, 2023 at 2:00 p.m. (Israel time) at the offices of Check-Cap’s Israeli legal counsel, FISCHER (FBC & Co.), located at 146 Menachem Begin Rd., Tel Aviv 6492103, Israel. At the Meeting, investors will be asked to consider and vote on several proposals, including a proposal to approve the Business Combination Agreement. Only shareholders of record at the close of business on November 10, 2023, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

About Keystone Dental Group:
Keystone Dental is a global commercial-stage medical technology company focused on providing end-to-end tooth replacement solutions for dental practitioners. Headquartered in Irvine, California, and with research and development and manufacturing sites in Caesarea, Israel and Melbourne, Australia, Keystone Dental markets its products worldwide. The Company's product portfolio includes proprietary offerings such as its innovative implant systems Genesis Active, Molaris™ and Prima Plus™ that offer unique solutions to dental practitioners. In addition, the Company also offers an attractive dental implant value brand in Paltop, and a well-regarded portfolio of biomaterials mainly sold under the DYNA brand. Keystone Dental acquired Implant Solutions Pty Ltd ("Osteon") in 2021, adding a comprehensive portfolio of prosthetic solutions on implants and digital workflow capabilities, not least of which is the groundbreaking Nexus iOS digital workflow solution for restoring the fully edentulous patient. For more information, refer to www.keystonedental.com.

About Check-Cap
Check-Cap (NASDAQ: CHEK) is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. C-Scan is an investigational device and is not available for sale in the United States.

Important Additional Information and Where to Find It
In connection with the business combination, a newly formed wholly owned subsidiary of Keystone Dental (“Keystone Parent”) has filed with the SEC a registration statement on Form S-4 and that will constitute a prospectus with respect to shares of common stock of Keystone Parent to be issued in the business combination and Check-Cap has delivered a proxy statement to its shareholders in connection with the annual general meeting of its shareholders. Check-Cap and Keystone Parent may also file other documents with the SEC regarding the business combination. This press release is not a substitute for the prospectus or any other document which Keystone Parent or Check-Cap may file with the SEC. INVESTORS, KEYSTONE SECURITY HOLDERS AND CHECK-CAP SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY KEYSTONE PARENT OR CHECK-CAP WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND RELATED MATTERS. Investors, Keystone security holders and Check-Cap security holders will also be able to obtain free copies of the prospectus and other documents containing important information about Check-Cap, Keystone and the business combination that are or will be filed with the SEC by Check-Cap or Keystone through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation
Check-Cap, Keystone Parent and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Check-Cap in connection with the business combination. Information about Check-Cap's directors and executive officers is set forth in Check-Cap's Annual Report on Form 20-F for the year ended December 31, 2022 which was filed with the SEC on March 31, 2023. Information about Keystone Dental's directors and executive officers is set forth in the prospectus. Other information regarding the interests of such individuals, as well as information regarding other persons who may be deemed participants in the business combination, is set forth in the prospectus, the proxy statement and other relevant materials filed or submitted with the SEC. Investors, Keystone security holders and Check-Cap security holders and other readers should read the prospectus and the proxy statement carefully before making any voting or investment decisions.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legal Notice Regarding Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies of Check-Cap and/or Keystone Dental regarding the future including, without limitation, statements regarding Keystone’s technology and the benefits of tooth replacement solutions, expectations regarding the ownership structure of the combined company, and the structure, timing and completion of the proposed business combination. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions; the outcome of any legal proceedings that may be instituted against Keystone Dental or Check-Cap following the announcement of the business combination; the inability to complete the business combination, including due to the inability to concurrently close the business combination or due to failure to obtain approval of the shareholders of Check-Cap; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, or delays in completing regulatory reviews, required to complete the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth, maintain relationships with customers and suppliers and retain key employees; costs related to the business combination; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; other risks and uncertainties indicated from time to time in the registration statement on Form S-4 filed by Keystone Parent with the SEC and other risks, uncertainties and factors set forth under “Risk Factors” therein as well as in the section entitled “Risk Factors,” in Check-Cap’s Report on Form 6-K furnished to the SEC on August 4, 2023, and its other filings with the SEC, as well as factors associated with companies, such as Keystone and Check-Cap, that operate in the life science industry. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Check-Cap nor Keystone undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or in the events, conditions or circumstances on which any such statement is based. This press release does not purport to summarize all of the conditions, risks and other attributes of an investment in Keystone, Check-Cap or the combined company.

Investor Contacts
Jeremy Feffer
LifeSci Advisors
212-915-2568
jfeffer@lifesciadvisors.com

* * * * *

Important Additional Information and Where to Find It

In connection with the business combination between Keystone Dental Holdings, Inc. (“Keystone”) with Check-Cap Ltd. (“Check-Cap”), a newly formed wholly owned subsidiary of Keystone (“Keystone Parent”) has filed with the SEC a registration statement on Form S-4 that has been declared effective by the SEC, and constitutes a prospectus with respect to shares of common stock of Keystone Parent to be issued in the business combination, and Check-Cap has delivered a proxy statement to its shareholders in connection with the annual meeting of its shareholders. Check-Cap and Keystone Parent may also file other documents with the SEC regarding the business combination. This filing is not a substitute for the prospectus or any other document which Keystone Parent or Check-Cap may file with the SEC. INVESTORS, KEYSTONE SECURITY HOLDERS AND CHECK-CAP SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY KEYSTONE PARENT OR CHECK-CAP WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND RELATED MATTERS. Investors, Keystone security holders and Check-Cap security holders can also obtain free copies of the prospectus and other documents containing important information about Check-Cap, Keystone and the business combination that are or will be filed with the SEC by Check-Cap or Keystone through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Check-Cap, Keystone Parent and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Check-Cap in connection with the business combination. Information about Check-Cap’s directors and executive officers is set forth in Check-Cap’s Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Investors, Keystone security holders and Check-Cap security holders and other readers should read the prospectus and the proxy statement carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legal Notice Regarding Forward-Looking Statements

Certain statements in this document may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies of Check-Cap and/or Keystone Dental regarding the future including, without limitation, statements regarding Keystone’s prospects, financial results, technology and the benefits of tooth replacement solutions, expectations regarding the ownership structure of the combined company, and the structure, timing and completion of the proposed business combination. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions; the outcome of any legal proceedings that may be instituted against Keystone Dental or Check-Cap following the announcement of the business combination; the inability to complete the business combination, including due to the inability to concurrently close the business combination or due to failure to obtain approval of the shareholders of Check-Cap; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, or delays in completing regulatory reviews, required to complete the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth, maintain relationships with customers and suppliers and retain key employees; costs related to the business combination; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; other risks and uncertainties indicated from time to time in the registration statement on Form S-4, and other risks, uncertainties and factors set forth under “Risk Factors” therein as well as in the section entitled “Risk Factors,” in Check-Cap’s Report on Form 6-K furnished to the SEC on August 4, 2023, and its other filings with the SEC, as well as factors associated with companies, such as Keystone and Check-Cap, that operate in the life science industry. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Check-Cap nor Keystone undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or in the events, conditions or circumstances on which any such statement is based. This filing does not purport to summarize all of the conditions, risks and other attributes of an investment in Keystone, Check-Cap or the combined company.